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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)



                     NORTHEAST PENNSYLVANIA FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    663905107
                -------------------------------------------------
                                 (CUSIP Number)

       Thomas L. Kennedy, 12 E. Broad Street, Hazleton, Pennsylvania 18201
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 14, 2002
               -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.



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                                  SCHEDULE 13D
CUSIP No.  663905107
           ---------


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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thomas L. Kennedy

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /__/
                                                                       (b) /__/

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    PF; OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     /__/

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

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   NUMBER OF    7   SOLE VOTING POWER
    SHARES          101,046 (not including 124,343 shares subject to options)
 BENEFICIALLY
   OWNED BY     -------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
   REPORTING
    PERSON      -------------------------------------------------------------
     WITH       9   SOLE DISPOSITIVE POWER
                    75,663 (not  including  124,343  shares  subject to options,
                    8,750 shares held by Mr. Kennedy's spouse, 64 shares held in trust,  9,715 shares of unvested  restricted  stock  awards,
                    6,557 shares allocated under the First Federal Bank Employee
                    Stock  Ownership  Plan and 297  shares  allocated  under the
                    First Federal Bank Supplemental Executive Retirement Plan.)
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
    225,389 shares (including 124,343 shares subject to options)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /__/

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
    5.24%

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14  TYPE OF REPORTING PERSON
    IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.     Security and Issuer
            -------------------

      This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Northeast Pennsylvania Financial Corp. (the "Company"), a Delaware corporation having its principal executive offices at 12 E. Broad Street, Hazleton, Pennsylvania 18201.

Item 2.     Identity and Background
            -----------------------

            (a)   This  Schedule  13D is being  filed on  behalf  of  Thomas  L.
                  Kennedy.

            (b)   Mr.  Kennedy's   business  address  is  12  E.  Broad  Street,
                  Hazleton, Pennsylvania 18201.

            (c) Mr. Kennedy is the Chairman of the Board and General Counsel of the Company and of First Federal Bank, the Company's
                  wholly-owned subsidiary, which has the same principal executive office as the Company.

            (d) Mr. Kennedy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Kennedy has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Kennedy is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      38,142 shares were acquired by Mr. Kennedy for a total of $399,970. All of the funds used to purchase these shares were personal funds of Mr. Kennedy.

      8,750 shares were acquired by Mr. Kennedy's spouse for a total of $87,500. All of the funds used to purchase these shares were personal funds of Mrs. Kennedy.

      64 shares were acquired by a trust for which Mr. Kennedy's spouse serves as a trustee for a total of $640. All of the funds used to purchase these shares were personal funds of Mr. Kennedy.

      5,231 shares were acquired by Mr. Kennedy under the First Federal Bank 401(k) plan.


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      6,557 shares were acquired by Mr.  Kennedy as a result of being  allocated such shares under the First Federal Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Kennedy without payment.

      297 shares were acquired by Mr. Kennedy as a result of being allocated such shares under the First Federal Bank Supplemental Executive Retirement Plan. These shares were acquired by Mr. Kennedy without payment.

      Mr. Kennedy holds or has voting power over 42,005 shares as a result of his being awarded such shares under the Northeast Pennsylvania Financial Corp. 1998 Stock-Based Incentive Plan. These shares were acquired by Mr. Kennedy without payment.

      124,343 shares may be acquired by Mr. Kennedy upon the exercise of stock options under the Northeast Pennsylvania Financial Corp. 1998 Stock-Based Incentive Plan and the Northeast Pennsylvania Financial Corp 2000 Stock Option Plan. These options are exercisable within sixty days of February 14, 2003. The exercise price for each of these options range from $10.375 to $16.95.

Item 4.     Purpose of Transaction
            ----------------------

      The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Kennedy may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as Chairman and General Counsel, Mr. Kennedy does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;


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      (g)   changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

      (j)   any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) Mr. Kennedy beneficially owns 225,389 shares, representing 5.24% of the 4,300,937 outstanding shares of the Company's common stock.

      In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the total outstanding shares include 124,343 shares that Mr. Kennedy may acquire within the next sixty days pursuant to exercisable options.

      (b) Mr. Kennedy has sole voting power over 101,046 shares, which includes 9,715 shares of unvested restricted stock, 6,557 shares allocated to Mr. Kennedy's account under the First Federal Bank Employee Stock Ownership Plan and 297 shares allocated to Mr. Kennedy's account under the First Federal Bank Supplemental Executive Retirement Plan.

            Mr. Kennedy has sole dispositive power over 75,663 shares.

            Mr. Kennedy has no shared voting or dispositive power over any shares.

      (c) There has been no transactions in the common stock of the Company effected during the past sixty days by Mr. Kennedy.

      (d) Not applicable.

      (e) Not applicable.



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Item 6.     Contracts,  Arrangements,  Understandings,  and  Relationships  with
            --------------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

      There are no contracts, arrangements, understandings or relationships between Mr. Kennedy and any person with respect to any securities of the Company's common stock.

Item 7.     Material Required to be Filed as Exhibits
            -----------------------------------------

      None.



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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


February 25, 2003                   By: /s/ Thomas L. Kennedy
                                        ----------------------------------------
                                        Thomas L. Kennedy


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